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                                                                  EXHIBIT (A)(3)
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                         [Holding Company letterhead]

                                                                 August 8, 1997

Dear Preferred Shareholder:

  I am pleased to inform you that the Board of Directors has unanimously adopted another plan to purchase up to 5,000,000 shares of the Company's Preferred Stock, $1.00 par value ("Preferred Shares"). The purchase price will not be less than $.30 per Preferred Share in cash. The Company is making the offer pursuant to the enclosed Offer to Purchase which, together with the accompanying Letter of Transmittal, is called the "Offer." The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This allows you to select a price, within the range of $.30 and $.40 per share, at which you are willing to sell your Preferred Shares. The Company intends to select the lowest purchase price within that range that will allow the Company to purchase 5,000,000 Preferred Shares (or such lesser number of Preferred Shares as are properly tendered). The same price will be paid for all Preferred Shares that the Company purchases in this Offer.

  In 1996 we made an offer on similar terms. A number of Shareholders contacted us after the expiration of that offer to express their interest in participating. Unfortunately, that offer had already expired and we were not able to accommodate them at that time. The Company is conducting this Offer to provide those persons and other holders of the Preferred Shares, for which there is no established trading market, the opportunity to sell all or a portion of their Preferred Shares (without the usual transaction costs associated with market sales).

  While neither the Company nor its Board of Directors makes any recommendation to you as to whether to tender all or any portion of your Preferred Shares or as to the price at which you should tender, you should consider that the Company intends to select the lowest purchase price, within the range of $.30 and $.40 per share, that will enable it to purchase 5,000,000 Preferred Shares (or such lesser number of Preferred Shares as are properly tendered).

  THE OFFER EXPIRES AT 5:00 P.M., CENTRAL TIME, ON OCTOBER 3, 1997, UNLESS THE OFFER IS EXTENDED BY THE COMPANY (THE "EXPIRATION DATE"). IN ORDER TO PROPERLY ACCEPT THE OFFER, SHAREHOLDERS MUST COMPLETE AND SIGN THE ENCLOSED GREEN LETTER OF TRANSMITTAL PURSUANT TO ITS INSTRUCTIONS, AND THE LETTER OF TRANSMITTAL AND THE PREFERRED STOCK CERTIFICATES MUST BE RECEIVED BY UMB BANK, N.A., THE DEPOSITARY FOR THE OFFER, PRIOR TO THE EXPIRATION DATE.

  If you have any questions regarding the Offer, please contact Mark Services, Inc., the Information Agent, at (800) 982-6275.

  Details of the Offer are contained in the enclosed Offer to Purchase and related Letter of Transmittal. You are urged to review them carefully before making any decision as to whether to tender your Preferred Shares and the price at which you wish to tender.

                                          Very truly yours,

                                          /s/ Ronald G. Benson
                                          Ronald G. Benson,
                                          Chief Executive Officer